UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                              Tower Global Ventures Corp.
_______________________________________________________________________________
                                   (Name of Issuer)


                                    Common Stock
_______________________________________________________________________________
                           (Title of Class of Securities)


                                        None
_______________________________________________________________________________
                                   (CUSIP Number)

                               Guiseppe P. Giustiniano
                         c/o Southeast Atlantic Holding Corp.
                                 202 Oakland Avenue
                                New Britain, CT 06053
                                   (860) 229-2524
_______________________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  January 18, 2001
_______________________________________________________________________________
               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  (Page 1 of 4 Pages)


__________________________________

     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. Not Applicable                     Page   2   of    4   Pages
          ____________                            _____     _____
_______________________________________________________________________________

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Guiseppe P. Giustiniano
_______________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
_______________________________________________________________________________

3    SEC USE ONLY

_______________________________________________________________________________

4    SOURCE OF FUNDS*
     PF
_______________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
_______________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
_______________________________________________________________________________

NUMBER OF         7    SOLE VOTING POWER
SHARES                 5,000,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              5,000,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
_______________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000,000
_______________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /
_______________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% (1)
_______________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN
_______________________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the 5,000,000 outstanding shares of Common Stock of the Issuer on October 16, 2000.

ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.0001 per share ("Common Stock") of Tower Global Ventures Corp., a Delaware corporation
(the "Company"), whose mailing address is located at 202 Oakland Avenue, New Britain, CT 06053.

ITEM 2. Identity and Background.

        This statement is filed by Guiseppe P. Giustiniano. Mr. Giustiniano resides at 202 Oakland Avenue, New Britain, CT 06053. Mr. Giustiniano is the Chief Executive Officer and a Director of the Company.

       The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        The Reporting Person is a USA citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

        On January 18, 2001, the Reporting Person purchased 5,000,000 shares of common stock of Tower Global Ventures Corp. from FS Capital Markets Group Inc. for $55,000 in a private sale transaction. The source of funds are from the personal funds of the Reporting Person.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is for the control of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs
(b) through (j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 5,000,000 shares of the Company's Common Stock, comprising 100% of the shares outstanding. The percentage used herein is calculated based upon the 5,000,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of October 16, 2000, as reported in the Company's 10Q-SB. The Reporting Person has sole voting and dispositive powers with respect to 5,000,000 shares of Common Stock to which this statement relates. The Reporting Person has not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2001



                                              /s/ Guiseppe P. Giustiniano
                                              ---------------------------
                                              Guiseppe P. Giustiniano